UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated January 8, 2015: Ocean Rig UDW Inc. Announces Agreement With ENI And Fleet Employment Update

                                                                     SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: January 8, 2015	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC. ANNOUNCES AGREEMENT WITH ENI AND FLEET EMPLOYMENT UPDATE

Nicosia, Cyprus – January 8, 2015 – Ocean Rig UDW Inc. (NASDAQ:ORIG)  (the “Company” or “Ocean Rig”), a global provider of offshore deepwater drilling services, announced today that certain of its subsidiaries have entered into an Omnibus Agreement (hereafter referred to as the “Agreement”) with ENI Angola S.p.A (hereafter referred to as “ENI”) pursuant to which ENI has exercised its option to extend the contract for the drillship Ocean Rig Poseidon for a further one year until the second quarter of 2017.

As part of the contract extension for the Ocean Rig Poseidon, Ocean Rig has agreed to adjust the existing dayrate of the Ocean Rig Poseidon contract in exchange for ENI agreeing to enter into two contracts (the “New ENI Contracts”) for the employment of one or more of Ocean Rig’s available drillships in West Africa starting in the first quarter of 2015 for an aggregate period of approximately 8 months. As a result of this Agreement the total contract backlog of Ocean Rig has increased by approximately $187.0 million. The Agreement outlined above remains subject to customary closing conditions including the approval by national authorities which we expect will be obtained before the end of the first quarter of 2015.

George Economou, Ocean Rig’s Chairman and CEO commented:

“We are pleased to extend our relationship with ENI. This transaction is the natural consequence of the good cooperation, performance and flexibility shown by both parties to enter into a mutually beneficial arrangement. Assuming the consummation of this agreement, Ocean Rig’s revenue backlog now stands at approximately $5.4 billion which provides us with the necessary flexibility to navigate the more challenging markets in 2015.”

Fleet Employment Update as of 31 December, 2014

			Backlog[4] (excl. options)
Rig	Client	Exp. Redelivery	2015	2016	2017+
LE	Rig Management	Q1 2016	$203,547,552	$44,796,650	-
ER	Lukoil/Premier Oil	Q4 2015	170,126,000	-	-
MYK	Petrobras	Q1 2018	200,003,076	198,156,203	232,210,110
COR	Petrobras	Q2 2018	197,189,652	198,156,203	261,296,848
OLY	TOTAL / ENI[1]	Q42015	157,356,316	-	-
POS	ENI[2]	Q2 2017	166,457,661	206,085,226	93,420,688
MYL	RepsolSinopec	Q32016	234,336,680	155,011,780	-
SKY	ENI3/ TOTAL	Q3 2021	139,932,697	206,669,162	1,036,832,390
ATH	ConocoPhillips	Q32017	241,043,018	247,410,719	107,356,771
APO	TOTAL	Q32018	183,647,186	217,463,898	291,467,001
		Subtotal	$1,893,639,838	$1,473,749,840	$2,022,583,809
		Grandtotal	$5,389,973,487
Notes

1) TOTAL E&P ANGOLA has notified us its intentions to redeliver the Ocean Rig Olympia on completion of its present well expected in the first quarter of 2015 and ahead of the contractual redelivery date of Aug. 2015. We are presently in discussions with Total EP Angola and intend to legally defend our rights should we fail to reach an amicable solution. The backlog calculation for the Ocean Rig Olympia assumes that the unit is used to perform the balance of the New ENI contracts starting in the fourth quarter of 2015 which remains subject to various conditions including approval from national authorities.

2) The backlog calculation of the Ocean Rig Poseidon includes the contract extension and the rate adjustments which remains subject to various conditions including approval from national authorities. It does not include any potential upside on the dayrate which is linked to the oil price.

3) The backlog calculation of the Ocean Rig Skyros assumes starting the Kaombo contract in the fourth quarter of 2015 and the employment of the unit under the New ENI contracts starting in the first quarter of 2015 which remains subject to various conditions including approval from national authorities.

4) Backlog is the maximum gross revenues we can earn during each period plus escalation provisions, mobilization/demobilization fees and lump-sum compensation for any technical upgrades.

About Ocean Rig

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultradeepwater and harsh-environment segment of the offshore drilling industry. The Company owns and operates 13 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, 1 of which is scheduled to be delivered to the Company during 2015, 1 of which is scheduled to be delivered to the Company during 2016 and 2 of which are scheduled to be delivered during 2017.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol ―ORIG.

Visit the Company’s website at www.ocean-rig.com.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.  The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements. Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include (i) factors related to the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs; (ii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) changes in laws and governmental regulations, particularly with respect to environmental matters; (iv) the availability of competing offshore drilling vessels; (v) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import/export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vi) the performance of our rigs; (vii) our ability to procure or have access to financing and comply with our loan covenants; (viii) our ability to successfully employ our drilling units; (ix) our capital expenditures, including the timing and cost of completion of capital projects; and (x) our revenues and expenses. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Contact:

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com